SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                                  NESTOR, INC.
                                ----------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    641074109
                                 --------------
                                 (CUSIP Number)

     David A. Polak                             Joel M. Handel, Esq.
  Polak Investors, LLC              Brown Raysman Millstein Felder & Steiner LLP
 1725 Green Acres Drive                           900 Third Avenue
Beverly Hills, CA 90210                       New York, New York 10022
                                                   (212) 895-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 9, 2002
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ____.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 7 Pages)



--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                                                              641074109
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================================================================================

 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          NTS Investors, LLC (95-4828401)

--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)-----
                                                                       (b)-----

--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS                                                        PF

--------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                -----

--------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

--------------------------------------------------------------------------------
                   |
                   |       7.  SOLE VOTING POWER                          - 0 -
      NUMBER OF    | -----------------------------------------------------------
                   |
        SHARES     |       8.  SHARED VOTING POWER                    1,000,000
                   |
     BENEFICIALLY  | -----------------------------------------------------------
                   |
    OWNED BY EACH  |       9.  SOLE DISPOSITIVE POWER                     - 0 -
                   |
      REPORTING    | -----------------------------------------------------------
                   |
     PERSON WITH   |      10.  SHARED DISPOSITIVE POWER               1,000,000
                   |
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,000,000

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               -----

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           2.0%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                OO

================================================================================

--------------------------------------------------------------------------------
CUSIP No.                                                              641074109
--------------------------------------------------------------------------------

================================================================================

 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           Polak Investors, LLC (95-4811041)

--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)-----
                                                                       (b)-----

--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS                                                        OO

--------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                -----

--------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

--------------------------------------------------------------------------------
                   |
                   |       7.  SOLE VOTING POWER                          - 0 -
      NUMBER OF    | -----------------------------------------------------------
                   |
        SHARES     |       8.  SHARED VOTING POWER             6,284,013 shares
                   |
     BENEFICIALLY  | -----------------------------------------------------------
                   |
    OWNED BY EACH  |       9.  SOLE DISPOSITIVE POWER                     - 0 -
                   |
      REPORTING    | -----------------------------------------------------------
                   |
     PERSON WITH   |      10.  SHARED DISPOSITIVE POWER        6,284,013 shares
                   |
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                   6,284,013 shares

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               -----

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          12.5%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                OO

================================================================================

--------------------------------------------------------------------------------
CUSIP No.                                                              641074109
--------------------------------------------------------------------------------

================================================================================

 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 David A. Polak

--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)-----
                                                                       (b)-----

--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS                                                        OO

--------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                -----

--------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

--------------------------------------------------------------------------------
                   |
                   |       7.  SOLE VOTING POWER                          - 0 -
      NUMBER OF    | -----------------------------------------------------------
                   |
        SHARES     |       8.  SHARED VOTING POWER             7,284,013 shares
                   |
     BENEFICIALLY  | -----------------------------------------------------------
                   |
    OWNED BY EACH  |       9.  SOLE DISPOSITIVE POWER                     - 0 -
                   |
      REPORTING    | -----------------------------------------------------------
                   |
     PERSON WITH   |      10.  SHARED DISPOSITIVE POWER        7,284,013 shares
                   |
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                   7,284,013 shares

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               -----

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          14.2%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                IN

================================================================================

--------------------------------------------------------------------------------
CUSIP No.                                                              641074109
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
-------  --------------------

     This amendment No. 1 to statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Nestor, Inc., a Delaware corporation (the "Company"). This Statement amends the statement on Schedule 13D, dated September 13, 2001, filed by NTS Investors, LLC and David A. Polak and serves as the initial statement on Schedule 13D of Polak Investors, LLC.

     The address of the principal executive offices of the Company is 400 Massasoit Avenue, Suite 200, Providence, Rhode Island 02914.

Item 2.  Identity and Background.
-------  ------------------------

     The information in Item 2 is hereby amended and restated as follows:

     (a) The Statement is filed by: NTS Investors, LLC ("NTS Investors"), Polak Investors, LLC ("Polak Investors") and David A. Polak (collectively, the "Reporting Persons").

     (b) The address of the principal business and principal office of NTS Investors is: c/o David Polak, 2049 Century Park East, 4th Floor, Los Angeles, California 90067. The address of David Polak and the address of the principal business and principal office of Polak Investors is: 1725 Green Acres Drive, Beverly Hills, California 90210.

     (c) The principal business of Polak Investors is investing in and administering the ownership of securities. Mr. Polak is the Manager of Polak Investors and the Managing Member of NTS Investors. Mr. Polak is also a director of the Company. The principal business of NTS Investors is investing in securities of the Company and/or its subsidiaries.

     (d) None of the Reporting Persons has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) NTS Investors is a limited liability company organized under the laws of the state of Delaware. Polak Investors is a limited liability company organized under the laws of the state of Delaware. David Polak is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     The information previously reported in Item 3 is hereby amended by adding the following after the existing information:

     On October 9, 2002, all of the shares of Common Stock held by NTS Investors was distributed to its members. Polak Investors received 6,284,013 shares of Common Stock in the distribution. Other than Mr. Polak's initial investment of personal funds in NTS Investors, no additional funds or other consideration was used by Mr. Polak or Polak Investors for the purpose of acquiring, holding, trading or voting the shares of Common Stock received by Polak Investors.

Item 4.  Purpose of Transaction.
-------  -----------------------

     The information previously reported in Item 4 is hereby amended by adding the following after the existing information:

--------------------------------------------------------------------------------
CUSIP No.                                                              641074109
--------------------------------------------------------------------------------

     Polak Investors holds the shares of Common Stock owned by it for investment purposes. Except for actions which Mr. Polak takes in his capacity as a director of the Company, as of the date hereof none of the Reporting Persons has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. The Reporting Persons reserve the right in the future to acquire or dispose of their shares of Common Stock, to propose or pursue any of the foregoing transactions or matters or change their intentions with respect to the matters referred to herein.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     The information in Item 2 is hereby amended and restated as follows:

     (a) (i) NTS Investors beneficially owns 1,000,000 shares of Common Stock (consisting of the Option to purchase 1,000,000 shares of Common Stock), representing approximately 2.0% of the issued and outstanding Common Stock. The number of shares reported as beneficially owned by NTS Investors does not include the right to purchase up to 1,730,712 shares of Common Stock, which right is subject first to the exercise of existing warrants held by other stockholders of the Company.

          (ii) Polak Investors beneficially owns an aggregate of 6,284,013 shares of Common Stock, representing approximately 12.5% of the issued and outstanding shares of Common Stock.

          (iii) The shares beneficially owned by David Polak consist of: (i) the 6,284,013 shares directly held by Polak Investors; and (ii) the Option to purchase 1,000,000 shares of Common Stock directly held by NTS Investors. Mr. Polak does not directly own any shares of Common Stock.

     The percentages used herein are based on 50,241,112 shares of Common Stock outstanding, as reported in the Company's definitive information statement on
Schedule 14C filed with the Securities and Exchange Commission on September 3, 2002.

     (b) NTS Investors and David Polak share the power to dispose of or direct the disposition of the Option. Polak Investors and David Polak share the power to vote and dispose of the 6,284,013 shares of Common Stock directly owned by Polak Investors.

     (c) During the 60 days preceding the filing of this Statement, the Reporting Persons did not effect any transactions other than the transactions described in Item 3 of this Statement.

     (d) Under the terms of the operating agreement of NTS Investors, the other members of NTS Investors would share in any dividends paid on the shares of Common Stock underlying the Option or proceeds of the sale by NTS Investors of the Option or the shares of Common Stock underlying the Option.

     (e) On October 9, 2002, NTS Investors ceased to be the beneficial owner of five percent of the Common Stock.


Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

     The information previously reported in Item 7 is hereby amended by adding the following exhibit:

     Exhibit 5. Joint Filing Agreement of the Reporting Persons pursuant to Rule 13d-1(k).

--------------------------------------------------------------------------------
CUSIP No.                                                              641074109
--------------------------------------------------------------------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Statement is true, complete and correct.

Dated:  October 31, 2002



                                          By:   /s/ David A. Polak
                                              -------------------------------
                                              David A. Polak



                                          POLAK INVESTORS, LLC


                                          By:   /s/ David A Polak
                                              -------------------------------
                                              David A. Polak, Managing Member



                                          NTS INVESTORS, LLC


                                          By:   /s/ David A. Polak
                                              -------------------------------
                                              David A. Polak, Managing Member